UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d -101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

　HENRY COUNTY PLYWOOD CORPORATION

(Name of Issuer)

Common Stock, par value $0.001  per share

(Title of Class of Securities)

426650107

(CUSIP Number)

Anson Yiu Ming Fong
6/F No.947,Qiao Xing Road, Shi Qiao Town
 Pan Yu District, Guangzhou
People's Republic of China 510000
(86) 20-84890337

copies to:

Scott C. Kline
Pillsbury Winthrop Shaw Pittman
50 Fremont Street
San Francisco, California 94105-2228
(415) 983-1523

　(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 12 Pages)

CUSIP No. 426650107	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS

ANSON YIU MING FONG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
38,783,063 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
38,783,063 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,618,207 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.6%(2)

14	TYPE OF REPORTING PERSON
IN

(1) Represents: (a) 30,618,207 shares that are held by Anson Fong indirectly through Grand Will Investment Group Limited, a British Virgin Islands ("BVI") limited company owned and controlled by him ("Grand Will"); (b) 4,082,428 shares that are held indirectly by Mr. Fong's brother and sister, Kit Ming Fong and Shiu Ming Fong, through Multi Billion Investment Development Limited, a BVI limited company owned and controlled by them ("Multi Billion"); and (c) 4,082,428 shares that are held indirectly by Mr. Fong's wife, Wai Yin Cheng, through Long Rich Global Invest Limited, a BVI limited company owned and controlled by her ("Long Rich"). Wai Yin Cheng, Kit Ming Fong and Shiu Ming Fong do not have any beneficial ownership interest for purposes of Rule 13d-3(d)(1) promulgated under the Exchange Act.

(2) A total of 83,314,851 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of January 19, 2009. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 426650107	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GRAND WILL INVESTMENT GROUP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,618,207

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,618,207

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,783,063(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.6%(2)

14	TYPE OF REPORTING PERSON
CO

(1) Represents: (a) 30,618,207 shares that are held by Grand Will, which is beneficially owned and controlled by Anson Fong, its sole shareholder; (b) 4,082,428 shares that are held indirectly by Mr. Fong’s brother and sister, Kit Ming Fong and Shiu Ming Fong, through Multi Billion; and (c) 4,082,428 shares that are held indirectly by Mr. Fong's wife, Wai Yin Cheng, through Long Rich. Mr. Fong expressly disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. Wai Yin Cheng, Kit Ming Fong and Shiu Ming Fong do not have any beneficial ownership interest for purposes of Rule 13d-3(d)(1) promulgated under the Exchange Act.

(2) A total of 83,314,851 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of January 19, 2009. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 426650107	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

WAI YIN CHENG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,700,635 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,700,635 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,783,063 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.6%(3)

14	TYPE OF REPORTING PERSON
IN

(1) Represents: (a) 4,082,428 shares that are held indirectly by Wai Yin Cheng, through Long Rich; and (b) 30,618,207 shares that are held by Anson Fong, her spouse, indirectly through Grand Will, of which he is the sole shareholder.

(2) Represents: (a) 4,082,428 shares that are held indirectly by Wai Yin Cheng, through Long Rich; (b) 30,618,207 shares that are held by Anson Fong, her spouse, indirectly through Grand Will; and (c) 4,082,428 shares that are held indirectly by her brother- and sister-in-law, Kit Ming Fong and Shiu Ming Fong, through Multi Billion, of which they are the sole shareholders. The Fongs expressly disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein. The Fongs do not have any beneficial ownership interest for purposes of Rule 13d-3(d)(1) promulgated under the Exchange Act.

(3) A total of 83,314,851 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of January 19, 2009. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 426650107	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LONG RICH GLOBAL INVEST LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,082,428

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,082,428

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,783,063 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.6%(2)

14	TYPE OF REPORTING PERSON
CO

(1) Represents: (a) 4,082,428 shares that are held by Long Rich, which is beneficially owned and controlled by Wai Yin Cheng, its sole shareholder; (b) 30,618,207 shares that are held by Anson Fong, her husband, indirectly through Grand Will; and (c) 4,082,428 shares that are held indirectly by her brother- and sister-in-law, Kit Ming Fong and Shiu Ming Fong, through Multi Billion. The Fongs expressly disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein. The Fongs do not have any beneficial ownership interest for purposes of Rule 13d-3(d)(1) promulgated under the Exchange Act.

(2) A total of 83,314,851 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of January 19, 2009. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 426650107	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KIT MING FONG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,700,635 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,700,635 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,783,063 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.6%(3)

14	TYPE OF REPORTING PERSON
IN

(1) Represents: (a) 4,082,428 shares that are held indirectly by Kit Ming Fong and his sister, Shiu Ming Fong, through Multi Billion; and (b) 30,618,207 shares that are held by Anson Fong, his brother, indirectly through Grand Will.

(2) Represents: (a) 4,082,428 shares that are held indirectly by Kit Ming Fong and his sister, Shiu Ming Fong, through Multi Billion; (b) 30,618,207 shares that are held by Anson Fong, his brother, indirectly through Grand Will; and (c) 4,082,428 shares that are held indirectly by Wai Yin Cheng, his sister-in-law, through Long Rich. The Fongs expressly disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein. Anson Fong, and Wai Yin Cheng do not have any beneficial ownership interest for purposes of Rule 13d-3(d)(1) promulgated under the Exchange Act.

(3) A total of 83,314,851 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of January 19, 2009. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 426650107	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SHIU MING FONG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,700,635 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,700,635 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,783,063 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.6%(2)

14	TYPE OF REPORTING PERSON
IN

(1) Represents: (a) 4,082,428 shares that are held indirectly by Kit Ming Fong and Shiu Ming Fong, through Multi Billion; and (b) 30,618,207 shares that are held by Anson Fong, their brother, indirectly through Grand Will.

(2) Represents: (a) 4,082,428 shares that are held indirectly by Shiu Ming Fong and her brother, Kit Ming Fong, through Multi Billion; (b) 30,618,207 shares that are held by Anson Fong, her brother, indirectly through Grand Will; and (c) 4,082,428 shares that are held indirectly by Wai Yin Cheng, her sister-in-law, through Long Rich. Anson Fong, and Wai Yin Cheng expressly disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein. Anson Fong, and Wai Yin Cheng do not have any beneficial ownership interest for purposes of Rule 13d-3(d)(1) promulgated under the Exchange Act.

(3) A total of 83,314,851 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of January 19, 2009. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 426650107	13D	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MULTI BILLION INVESTMENT DEVELOPMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,082,428

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,082,428

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,783,063 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents: (a) 4,082,428 shares that are held by Multi Billion, which is beneficially owned and controlled by Shiu Ming Fong and Kit Ming Fong, its sole shareholders; (b) 30,618,207 shares that are held by Anson Fong, their brother, indirectly through Grand Will; and (c) 4,082,428 shares that are held indirectly by Wai Yin Cheng, their sister-in-law, through Long Rich. Anson Fong, and Wai Yin Cheng expressly disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein. Anson Fong, and Wai Yin Cheng do not have any beneficial ownership interest for purposes of Rule 13d-3(d)(1) promulgated under the Exchange Act.

(2) A total of 83,314,851 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of January 19, 2009. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 426650107	13D	Page 9 of 12 Pages

Item 1. Security and Issuer.

The class of equity securities to which this statement (the "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock") of Henry County Plywood Corporation, a Nevada corporation (the "Issuer"). The Issuer’s principal executive offices at located at 6/F No.947,Qiao Xing Road, Shi Qiao Town, Pan Yu District, Guangzhou, People's Republic of China 510000.

Item 2. Identity and Background.

(a)

The persons filing this Statement are Mr. Anson Yiu Ming Fong, a natural person ("Mr. Fong"), Grand Will Investment Group Ltd., a British Virgin Islands limited company, ("Grand Will"), Ms. Wai Yin Cheng, a natural person ("Ms. Cheng"), Long Rich Global Invest Limited, a British Virgin Islands limited company ("Long Rich"), Mr. Kit Ming Fong, a natural person ("Mr. K. Fong"), Ms. Shiu Ming Fong ("Ms. Fong"), and Multi Billion Investment Development Limited, a British Virgin Islands limited company ("Multi Billion," and together with Mr. Fong, Grand Will, Ms. Cheng, Long Rich, Mr. K. Fong, Ms. Fong and Multi Billion, the "Reporting Persons").

(b)

The business address of each of the Reporting Persons is 16/F No.947, Qiao Xing Road, Shi Qiao Town, Pan Yu District, Guang Zhou, People's Republic of China 510000.

(c)

The principal occupation of Mr. Fong is Chairman of the Board of Directors of the Issuer. He is also a co-founder of Organic Region Group Limited, a British Virgin Islands company ("Organic Region"). Mr. Fong also wholly owns and controls Grand Will, which was formed as a holding company and whose principal business is to hold, transact or otherwise deal in the securities of the Issuer.

The principal occupation of Ms. Cheng is Retail Merchandizing in China. Ms. Cheng also wholly owns and controls Long Rich, which was formed as a holding company and whose principal business is to hold, transact or otherwise deal in the securities of the Issuer.

The principal occupation of Mr. K. Fong is Retail Merchandizing in China and the principal occupation of Ms. Fong is Retail Merchandizing in China. Mr. K. Fong and Ms. Fong owns and controls 80% and 20%, respectively, of Multi Billion. Multi Billion was formed as a holding company and its principal business is to hold, transact or otherwise deal in the securities of the issuer.

(d)-(e)

During the five years preceding January 15, 2009 (the date that the Reporting Persons initially became subject to Schedule 13D reporting requirements as a result of the Merger (as defined in Item 3 below)) and the five years preceding the date of this filing, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Fong, Ms. Cheng, Mr. K. Fong, and Ms. Fong are citizens of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

On January 15, 2009, the Issuer completed a reverse acquisition transaction through a share exchange with Organic Region, whereby the Issuer issued to the shareholders of Organic Region 81,648,554 shares of common stock, par value $0.001, in exchange for 100% of the issued and outstanding capital stock of Organic Region. Organic Region thereby became the wholly owned subsidiary of the Issuer and its subsidiaries, Fuji Sunrise, Southern International, HK Organic, Zhuhai Organic and Guangzhou Organic, became subsidiaries of the Issuer. As a result of the Merger, Grand Will was issued a total of 30,618,207 shares of common stock of the Issuer in exchange for shares that it had previously held in Organic Region BVI, Long Rich was issued a total of 4,082,428 shares of common stock of the Issuer in exchange for shares that Long Rich had previously held in Organic Region BVI and Multi Billion was issued a total of 4,082,428 shares of common stock of the Issuer in exchange for shares that Multi Billion had previously held in Organic Region BVI.

CUSIP No. 426650107	13D	Page 10 of 12 Pages

As a result of the Merger, each of Mr. A. Fong, the sole owner of Grand Will and indirect beneficial owner of Grand Will’s shares of the Issuer, Grand Will, Ms. Cheng, the sole owner of Long Rich and indirect beneficial owner of Long Rich’s shares of the Issuer, Mr. K. Fong and Ms. Fong, the joint owners of Multi Billion and the beneficial owners of Multi Billion’s shares of the Issuer and Multi Billion, became subject to Schedule 13D reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 4. Purpose of Transaction.

On January 15, 2009, the Issuer completed a reverse acquisition transaction through a share exchange with Organic Region, whereby they issued to the shareholders of Organic Region 81,648,554 shares of common stock in exchange for 100% of the issued and outstanding capital stock of Organic Region. Organic Region thereby became the Issuer’s wholly owned subsidiary and its subsidiaries became the Issuer’s subsidiaries. The Reporting Persons acquired the Common Stock pursuant to the share exchange transaction described above. In connection with the share exchange, there were changes to the Issuer’s board of directors which are more fully described in a current report on Form 8-K filed by the Issuer on January 15, 2009 (the "Form 8-K"). Prior to January 15, 2009, the Issuer was a shell company and had no operations.

Except as set forth in this Schedule 13D and the Form 8-K, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Fong beneficially owns 38,618,207 shares of the Issuer’s common stock, representing 46.6% of the outstanding shares of the Issuer’s common stock (based on 83,314,851 shares of common stock outstanding as of January 19, 2009, as reported in the Form 8-K). Mr. Fong beneficially owns and controls 30,618,207 shares, or 36.8%, of the Issuer’s common stock held by Grand Will because he is Grand Will’s sole shareholder. Mr. Fong is also deemed to have a beneficial interest in the 4,082,428 shares indirectly owned by Ms. Cheng, Mr. Fong’s spouse, through Long Rich, and the 4,082,428 shares indirectly owned by Mr. K. Fong and Ms. Fong, Mr. Fong’s brother and sister, through Multi Billion. Mr. Fong expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

For purposes of Rule 13d-3 promulgated under the Exchange Act, Ms. Cheng beneficially owns 34,700,635 shares of the Issuer’s common stock, representing 41.6% of the outstanding shares of the Issuer’s common stock. Ms. Cheng beneficially owns and controls 4,082,428 shares of the Issuer’s common stock, representing 4.9% of the outstanding shares of the Issuer’s common stock held by Long Rich, because she is Long Rich’s sole shareholder. Ms. Cheng is also deemed to have beneficial interest in the 30,618,207 shares indirectly owned by her husband, Mr. Fong, through Grand Will. Ms. Cheng expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

For purposes of Rule 13d-3 promulgated under the Exchange Act, each of Mr. K. Fong and Ms. Fong beneficially owns 4,082,428 shares of the Issuer’s common stock, respectively, representing 4.9% of the outstanding shares of the Issuer’s common stock. Each of Mr. K. Fong and Ms. Fong beneficially owns and controls the 4,082,428 shares of the Issuer’s common stock held by Multi Billion, because they are Multi Billion’s sole shareholders. Each of Mr. K. Fong and Ms. Fong expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

CUSIP No. 426650107	13D	Page 11 of 12 Pages

(b)

As the sole shareholder of Grand Will, Mr. Fong has sole voting and dispositive power over the 30,618,207 shares of the Issuer’s common stock that are directly, beneficially owned by Grand Will. As the sole shareholder of Long Rich, Ms. Cheng has sole voting and dispositive power over the 4,082,428 shares of the Issuer’s common stock that are directly, beneficially owned by Long Rich. As the sole shareholders of Multi Billion, Mr. K. Fong and Ms. Fong have shared voting and dispositive power over the 4,082,428 shares of the Issuer’s common stock that are directly, beneficially owned by Multi Billion.

(c)

Other than the transaction described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)

No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no arrangements relating to the transfer or voting of securities, finder’s fees, joint ventures, loan arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, related to the shares owned and controlled by the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

Exhibit 1

Share Exchange Agreement, dated January 15, 2009, among the Issuer, Organic Region Group Limited and its subsidiaries and shareholders (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed January 21, 2009.)

Exhibit 2

Joint Filing Agreement between, Anson Yiu Ming Fong, Wai Yin Cheng, Kit Ming Fong, Shiu Ming Fong, Grand Will Investment Group Ltd., Long Rich Global Invest Limited, and Multi Billion Investment Development Limited

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2009

/s/ Anson Yiu Ming Fong
Name: Anson Yiu Ming Fong
/s/ Wai Yin Cheng
Name: Wai Yin Cheng
/s/ Kit Ming Fong
Name: Kit Ming Fong
/s/ Shiu Ming Fong
Name: Shiu Ming Fong GRAND WILL INVESTMENT GROUP LTD.
/s/ Anson Yiu Ming Fong
Name: Anson Yiu Ming Fong Title: Chief Executive Officer LONG RICH GLOBAL INVEST LIMITED
/s/ Wai Yin Cheng
Name: Wai Yin Cheng Title:Chief Executive Officer MULTI BILLION INVESTMENT DEVELOPMENT LIMITED
/s/ Shiu Ming Fong
Name: Shiu Ming Fong Title: Executive Manager